ICEWEB, INC.

22900 Shaw Road

Suite 111

Sterling, VA 20166

Telephone (571) 287-2388

September 7, 2012

'CORRESP'

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IceWEB, Inc.
Registration Statement on Form S-1
File No. 333-183463

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Tuesday, September 11, 2012 at 4:30 p.m., Eastern Standard time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from taking full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff the Company’s awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Very truly yours,

/s/ Mark B. Lucky
Mark B. Lucky, Chief Financial Officer